UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

IBEX Limited

(Name of Issuer)

Common Shares, par value $0.000111650536 per share

(Title of Class of Securities)

G4690M101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4690M101
1		NAME OF REPORTING PERSON The Resource Group International Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,416,683
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,416,683
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,416,683
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.1% (1)
12		TYPE OF REPORTING PERSON HC

(1) Based on 18,399,063 common shares of IBEX Ltd. (the “Issuer”) outstanding as of June 30, 2021, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on October 14, 2021.

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Item 1(a).	Name of Issuer:

IBEX Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Crawford House, 50 Cedar Avenue

Hamilton HM11, Bermuda

Item 2(a).	Name of Person Filing:

The Resource Group Limited (“TRG”)

The Resource Group Pakistan (“TRGP”) is the largest shareholder of TRG and, as a result of its relationship with TRG, may be deemed to beneficially own the shares beneficially owned by TRG. TRGP disclaims beneficial ownership of the shares beneficially owned by TRG.

Items 2(b).	Address of Principal Business Office or, if none, Residence:

Crawford House, 50 Cedar Avenue

Hamilton HM11, Bermuda

Items 2(c).	Citizenship:

Bermuda

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.000111650536 per share

Item 2(e).	CUSIP NUMBER: G4690M101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §13d-1(b)(1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 11,416,683

(b)	Percent of Class: 62.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 11,416,683

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,416,683

(iv)	Shared power to dispose or to direct the disposition of: 0

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Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

The Resource Group International Limited

By:	/s/ Pat Costello
Name:	Pat Costello
Title:	General Counsel

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